                                                                      Exhibit 12

               Computation of Ratio of Earnings to Fixed Charges


                         Keystone Financial, Inc. (a)

(dollar amounts in thousands)                          Year Ended December 31,

                                          1996       1995       1994       1993       1992
                                          ----       ----       ----       ----       ----
1.  Income before taxes                 $100,019   $ 89,180   $ 71,840   $ 72,386   $ 62,310

2.  Fixed charges:

     a.  Interest expense               $174,758   $166,579   $124,784   $125,245   $152,718
     b.  Interest component of             2,229      1,925      1,931      1,817      1,620
          rent expense                  ----------------------------------------------------
     c.  Total fixed charges (line       176,987    168,504    126,715    127,062    154,338
          2a + line 2b)
     d.  Interest on deposits            153,132    145,090    111,171    114,801    145,902
                                        ----------------------------------------------------
     e. Fixed charges excluding         $ 23,855   $ 23,414   $ 15,544   $ 12,261   $  8,436
         interest on deposits (line
         2c - line 2d)

3.  Income before taxes plus
     fixed charges:

     a.  Including interest on          $277,006   $257,684   $198,555   $199,448   $216,648
          deposits (line 1 + line 2c)
     b.  Excluding interest on           123,874    112,594     87,384     84,647     70,746
          deposits (line 1 + line 2e)

4.  Ratio of earnings to fixed
     charges:
     a.  Excluding interest on              5.19       4.81       5.62       6.90       8.39
          deposits (line 3b divided
          by line 2e)
     b.  Including interest on              1.57       1.53       1.57       1.57       1.40
          deposits (line 3a divided
          by line 2c)


(a) The consolidated ratio of earnings to fixed charges has been computed by dividing income, before taxes and fixed charges, by fixed charges. Fixed charges, excluding interest on deposits, include interest expense and the portion of rental expense deemed representative of interest that would be incurred if facilities and equipment currently under rental were financed as an asset acquisition. Interest expense includes interest on federal funds purchased, securities sold under agreements to repurchase, borrowings from Federal Home Loan Banks, and other short and long term borrowings. The ratio of earnings to fixed charges designated as "including interest on deposits" has been appropriately adjusted to include interest on deposits. Because the Issuer is solely a financing entity for the Guarantor and its subsidiaries, the ratios above have calculated on a consolidated basis.